SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2009

Commission File Number 1-14858

CGI Group Inc.
(Translation of Registrant’s Name Into English)

1130 Sherbrooke Street West
7th Floor
Montréal, Québec
Canada  H3A 2M8
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F           Form 40-F  ✓

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No  ✓_

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

Enclosure:  Press Release dated January 27, 2009.

This Form 6-K shall be deemed incorporated by reference in the Registrant’s Registration Statement on Form S-8, Reg. Nos. 333-13350, 333-66044, 333-74932 , 333-112021 and 333-146175.

PRESS RELEASE
Stock Market Symbols
GIB.A (TSX)
GIB (NYSE)

CGI REPORTS Q1-2009 REVENUE GROWTH OF 11.7% AND EPS GROWTH OF 18.2%
Achieves first billion dollar quarter

Q1 2009 year-over-year highlights from continuing operations:
•	Revenue of $1.0 billion, up 11.7%;
•	Earnings before taxes of $105.2 million, up 6.0%;
•	Earnings of $79.5 million, up 10.5%;
•	Net earnings margin of 8.0%;
•	Diluted EPS of 26 cents, up 18.2%;
•	Cash generated from operating activities in Q1 2009 of $79.2 million;
•	Q1 2009 bookings of $775 million; bookings of $3.8 billion over last twelve months

 Note: All figures are in Canadians dollars from continuing operations. Q1 F2009 MD&A, financial statements and accompanying notes may be found at www.cgi.com  and have been filed with both SEDAR in Canada and EDGAR in the U.S.

Montreal, Quebec, January 27, 2009 – CGI Group Inc. (TSX: GIB.A; NYSE: GIB) reported fiscal 2009 first quarter revenue today of $1.0 billion. This represents 11.7% year-over-year revenue growth compared with the first quarter of 2008. Foreign exchange fluctuations positively impacted revenue by 7.4%.

Earnings before taxes were $105.2 million or 10.5% of revenue, representing an improvement of 6.3% compared with the first quarter of 2008.

Earnings in Q1 2009 were $79.5 million or 8.0% of revenue compared with earnings of $71.9 million in the same quarter last year, which represents a 10.5% year-over-year increase.

Diluted earnings per share in the first quarter were 26 cents, up 18.2% compared with 22 cents in the same period last year.

The Company generated $79.2 million in cash from its operating activities, or 7.9% of revenue. Over the last twelve months, CGI has generated $314.1 million or $0.99 in cash per diluted share from its operating activities.

In millions of Canadian dollars from continuing operations except when noted
	Q1 F2009	Q1 F2008
Revenue	1,000.4	895.4
Adjusted EBIT Margin	114.0 11.4%	105.5 11.8%
Earnings before taxes Margin	105.2 10.5%	99.3 11.1%
Earnings	79.5	71.9
Margin	8.0%	8.0%
Earnings per share	0.26	0.22
Weighted average number of outstanding shares (diluted)	310,654,514	329,785,001
Interest on long-term debt	6.7	7.3
Net debt to capitalization ratio	9.6%	14.3%
Days of sales outstanding (DSO)	52	39
Bookings	775	1,134

During the quarter, the Company booked $775 million in new contract wins, extensions and renewals, bringing the total bookings over the last twelve months to $3.8 billion. At the end of December 2008, the Company’s backlog of signed orders stood at $11.4 billion or 2.9x annual revenue.

“I am very pleased with our strong overall performance and with our efforts in helping our clients through these challenging times,” said Michael E. Roach, President and Chief Executive Officer. “Our adherence to fundamentals combined with the relevance of our business solutions are shaping opportunities for our clients and driving incremental value for shareholders. We continue to maintain a solid balance sheet, giving us the financial flexibility to execute our profitable growth strategy.”

At the end of the fiscal first quarter, the Company had $1.5 billion in available capital, including $216.0 million in cash and an unused $1.3 billion under its line of credit secured through 2012. The net debt to capitalization ratio was 9.6%.

Normal Course Issuer Bid Renewal
Under the terms of the current Normal Course Issuer Bid which was effective on February 5, 2008 the Company repurchased 18.5 million of its Class A subordinate shares for $197.7 million. On January 27, 2009 the Company’s Board of Directors authorized the renewal of the Normal Course Issuer Bid and the purchase of up to 10% of the public float of the Company’s Class A subordinate shares, or approximately 27.0 million shares during the next year, subject to regulatory approval.

First Quarter F2009 Results Conference Call
Management will host a conference call to discuss results at 9:30 a.m. Eastern time this morning. Participants may access the call by dialing (866) 225-0198 or on the Web at www.cgi.com. Supporting slides for the call will also be available. For those unable to participate on the live call, a podcast and copy of the slides will be archived for download at www.cgi.com.

Annual General Meeting of Shareholders
This morning at 11:00 a.m., the Company will hold its Annual General Meeting of shareholders at the Fairmont Queen Elizabeth Hotel, Grand Salon, 900 Rene-Levesque Boulevard West, Montreal. The meeting, being presided over by Serge Godin, Founder and Executive Chairman, will be broadcast live via www.cgi.com. Michael E. Roach, President and Chief Executive Officer will also address the meeting and a question and answer session will follow with the Executive team.

Note to the media: A press conference will be held immediately following the Annual General Meeting, at approximately 12 noon.

About CGI
Founded in 1976, CGI Group Inc. is one of the largest independent information technology and business process services firms in the world. CGI and its affiliated companies employ approximately 25,000 professionals. CGI provides end-to-end IT and business process services to clients worldwide from offices in Canada, the United States, Europe, Asia Pacific as well as from centers of excellence in North America, Europe and India. CGI's annual revenue run rate stands at $4.0 billion and at December 31, 2008, CGI's order backlog was $11.4 billion. CGI shares are listed on the TSX (GIB.A) and the NYSE (GIB) and are included in the S&P/TSX Composite Index as well as the S&P/TSX Capped Information Technology and MidCap Indices. Website: www.cgi.com.

Use of Non-GAAP Financial Information
CGI reports its financial results in accordance with GAAP. However, management believes that certain non-GAAP measures provide useful information to investors regarding the Company’s financial condition and results of operations as they provide additional measures of its performance. Explanations as well as a reconciliation of these non-GAAP measures with GAAP financial statements are provided in the MD&A which is posted on CGI’s website, and filed with SEDAR and EDGAR.

Forward-Looking Statements
All statements in this press release that do not directly and exclusively relate to historical facts constitute “forward-looking statements” within the meaning of that term in Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended, and are “forward-looking information” within the meaning of sections 138.3 and following of the Ontario Securities Act, as amended. These statements and this information represent CGI Group Inc.’s (“CGI”) intentions, plans, expectations and beliefs, and are subject to risks, uncertainties and other factors, of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements or forward-looking information. These factors include and are not restricted to the timing and size of new contracts, acquisitions and other corporate developments; the ability to attract and retain qualified members; market competition in the rapidly-evolving information technology industry; general economic and business conditions, foreign exchange and other risks identified in the Management’s Discussion and Analysis (“MD&A”) in CGI’s Annual Report on Form 40-F filed with the U.S. Securities and Exchange Commission (filed on EDGAR at www.sec.gov), and in CGI’s annual and quarterly MD&A and Annual Information Form filed with the Canadian securities authorities (filed on SEDAR at www.sedar.com), as well as assumptions regarding the foregoing. The words “believe,”

“estimate,” “expect,” “intend,” “anticipate,” “foresee,” “plan,” and similar expressions and variations thereof, identify certain of such forward-looking statements or forward-looking information, which speak only as of the date on which they are made. In particular, statements relating to future performance are forward-looking statements and forward-looking information. CGI disclaims any intention or obligation to publicly update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on these forward-looking statements or on this forward-looking information.

For more information:

Lorne Gorber
Vice-President
Global Communications and Investor Relations
514-841-3355

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CGI Group Inc.
(Registrant)
Date: January 27, 2009	By /s/ Beniot Dubé
Name: Beniot Dubé Title: Vice-President, Legal Affiairs - Greater Montreal and Assistant Corporate Secretary